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SEC Mail Processing Section
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Washington, DC
124

SEC Mail Processing Section
MAY 1 4 2014
Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BDA Advisors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Suite 2310
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Pullano, CFO (212) 265-5300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Euan Rellie, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BDA Advisors Inc., (Company), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALMAN RIZWAN
Notary Public, State of New York
Qualified in Queen County
No. O1RI6278719
My Commission Expires 03-25-2017

STATE of New York
County of New York

Euan Rellie
Euan Rellie, President

Sworn and subscribed to before me this 26th day of February, 2014.

This report contains (check all applicable boxes):

FINRA

Print form

Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 207183 (Please retain this number for further inquiries regarding this form)
Submitted By: nsong10
Submitted Date: Fri Feb 28 11:09:14 EST 2014

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*		PCAOB #*	
VB&T Certified Public Accountants, PLLC		1059	
Auditor Address - Street*	City*	State*	Zip Code*
250 W57th St Ste 1632	New York	NY	10107

Auditor Main Phone Number*

212-448-0010

Lead Audit Partner Name*

Raymond Tse, CPA

Lead Audit Partner Direct Phone Number*

212-448-0010

Lead Audit Partner Email Address*

rtse@getcpa.com

FYE: 2013-12-31

SEC Mail Processing Section
MAY 14 2014
Washington, DC
124

Below is a list of *required* documents. Please check to indicate the document is attached.*

- [x] Facing Page [Form X-17a-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Auditor's Report and Opinion [SEA Rules 17a-5(e)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)]
- [x] Statement of Income (Loss) [SEA Rule 17a-5(d)(2)]
- [x] Statement of Changes in Financial Condition (Statement of Cash Flows) [SEA Rule 17a-5(d)(2)]
- [x] Statement of Changes in Stockholder's Equity or Partner's or Sole Proprietor's Capital [SEA Rule 17a-5(d)(2)]
- [x] Notes of Financial Statements (Include Summary of Financial Data of Subsidiaries If Applicable) [SEA Rule 17a-5(d)(2)]
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(3)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(4)]
- [x] Accountants Report on Material Inadequacies (Internal Control Report) [SEA Rules 17a-5(g)(1), 17a-5(g)(3) and 17a-5(j)]

SEA Rule 15c3-3 - *Select One*

- (•) Statement Regarding Exemption from Reserve Requirements
- ( ) Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(3)] AND Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(4)] AND Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(3)]

SEA Rule 17a-5(e)(4) - *Select One*

- ( ) For Firms Claiming Exclusion from SIPC Members [SEA Rule 17a-5(e)(4)]: 1. Copy of SIPC-3 Form; and 2. Independent Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.
- (•) For SIPC Members [SEA Rule 17a-5(e)(4)]: 1. SIPC Supplemental Report; and 2. Copy of Independent

2013 Audited F/S

BDA ADVISORS INC.

(SEC I.D. No. 8-69049)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2013

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
BDA Advisors Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of BDA Advisors Inc., (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BDA Advisors Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 9 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 9 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2014

BDA ADVISORS INC.
BALANCE SHEET
DECEMBER 31, 2013

ASSETS

Cash	$	791,663
Accounts receivable		58,723
Prepaid expense		12,730
Total Assets	$	863,116

LIABILITIES AND TOTAL SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	85,522
Provision for bonus		595,000
Provision for income taxes		45,348
Total Liabilities		725,870
Contingencies		-
Common stock, no par value		60,000
Retained earnings		77,246
Total Shareholder's Equity		137,246
Total Liabilities and Shareholder's Equity	$	863,116

The accompanying notes are an integral part of these financial statements.

BDA ADVISORS INC.
STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2013

Revenue:	$	1,450,626
Costs and Expenses:		
Salaries and payroll tax		670,734
Rent		21,000
Professional & consulting fees		617,797
Office costs		4,765
Regulatory fees		6,024
Total Costs and Expenses		1,320,320
Income before income taxes		130,306
Income tax provision		45,476
Net income	$	84,830

The accompanying notes are an integral part of these financial statements.

BDA ADVISORS INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities:	
Net income	$ 84,830
Depreciation	
Adjustment to reconcile net loss to net cash provided by operating activities:	
(Increase) in accounts receivable	(58,723)
(Increase) in prepaid expense	(10,570)
Increase in accounts payable and accrued expenses	85,072
Increase in provision for bonus	595,000
Increase in provision for income taxes	45,348
Net Cash Provided By Operating Activities	740,957
Cash Flows From Investing Activities:	-
Cash Flows From Financing Activities:	-
Net Increase In Cash	740,957
Cash at beginning of the year	50,706
Cash at end of the year	$ 791,663

The accompanying notes are an integral part of these financial statements.

BDA ADVISORS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Retained earnings	Total Stockholder's Equity
Balance, January 1, 2013	$ 60,000	$ (7,584)	$ 52,416
Net income	-	84,830	84,830
Balance, December 31, 2013	$ 60,000	$ 77,246	$ 137,246

The accompanying notes are an integral part of these financial statements.

BDA ADVISORS INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

BDA Advisors Inc. (Company) was formed on April 19, 2011 in the State of New York. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) effective November 30, 2012.

The Company is engaged in private placement of securities and mergers and acquisitions advisory services. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is December 31.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2013, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $65,793 which was $17,402 in excess of the amount required.

4. INCOME TAXES

The Company files federal Form 1120 U.S. Corporation Income Tax Return, the NYS CT-4 General Business Corporation Franchise Tax Return, and the NYC-3L General Corporation Tax Return. The Company is also subject to the MTA Surcharge. As of December 31, 2013 the Company had accrued a total of $45,348 in federal, state, and city taxes.

5. RELATED PARY TRANSACTIONS

Expense Sharing Agreement

The Company entered an expense agreement with Business Development Asia (HK) Inc. (Affiliate) on October 1, 2013. Affiliate will pay for the following expenses (benefits, IT, information and telecom, equipment, office supplies, travel and entertainment, furnishings, leasehold improvements, postage and delivery) on behalf of the Company.

The expenses paid by Affiliate will be billed directly to Affiliate by vendor or other party and any contracts or leases will be between Affiliate and vendor or other party. The Company has no obligation, directly or indirectly, to reimburse or otherwise compensate Affiliate for paying the expense above.

The expenses agreement will be continuous until amended in writing by either party at their sole discretion.

Consulting Agreement

The Company entered into a consulting agreement with Business Development Asia (HK) Ltd., its Hong Kong based Parent. The Parent, in connection with the Parent's subsidiaries, will perform consulting work in Asia and Europe, from time to time, in connection with the Company's mergers and acquisition engagements. A quarterly fee is paid to the Parent by the Company in relation to the volume of work performed by the Parent in a given quarter. The consulting fees are included in the income statement as part of professional and consulting fees.

Total consulting fees paid in 2013 to its parent company were $600,000.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2014, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

BDA ADVISORS INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:	
Total stockholder's equity	$ 137,246
Deductions and/or charges:	
Non-allowable assets:	(71,453)
Net capital before haircuts on securities positions	65,793
Haircuts on securities positions	-
Undue concentration	-
Net Capital	65,793
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Total liabilities	$ 725,870
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 48,391
Minimum net capital required	$ 5,000
Excess net capital	$ 17,402
Net capital less greater of 10% of total AI or 120% of min. net capital	$ (6,794)
Percentage of aggregate indebtedness to net capital is	1103%

Reconciliation of net capital as originally reported to the above computation

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$ 181,958
Audit adjustments	(44,712)
Non allowable assets	(71,453)
Net capital as reported above	$ 65,793

See Independent Auditors' Report.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Board of Directors of
BDA Advisors Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by BDA Advisors Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating BDA Advisors Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). BDA Advisors Inc.'s management is responsible for the BDA Advisors Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2014

SIPC-7

33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069049 FINRA DEC
BDA ADVISORS INC 6*6
1270 AVENUE OF THE AMERICAS STE 2310
NEW YORK NY 10020-1806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bill Pullano - 212-265-5300

2. A. General Assessment (item 2e from page 2) $ 3,626

B. Less payment made with SIPC-6 filed (exclude interest) 375

July 19, 2013
Date Paid

C. Less prior overpayment applied

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,251

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,251

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the ____ day of ________________, 20____

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,450,626
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$
2e. General Assessment @ .0025	$
	(to page 1, line 2.A.)

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Board of Directors of
BDA Advisors Inc.

In planning and performing our audit of the financial statements of BDA Advisors Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2014